

January 9, 2024

Sam Altman
Chief Executive Officer
AltC Acquisition Corp.
640 Fifth Avenue, 12th Floor
New York, NY 10019

>   **Re: AltC Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed December 22, 2023**
>   **File No. 333-274722**

Dear Sam Altman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Background of the Transactions, page 170

1. We note your revised disclosure in response to prior comment 3 that, as part of its determination of a potentially attractive valuation of Oklo for AltC shareholders, AltC evaluated financial guidance published by selected publicly traded companies, including selected nuclear focused companies and selected renewable independent power producers as well as future financial forecasts for revenue and EBITDA, published by third-party research analysts (if available) and estimated trading multiples of the selected publicly traded companies derived from such information, with a focus on EV/EBITDA. We further note you disclose that at the time of the October 24 Proposal, (a) the selected nuclear focused companies had observed mean EV/EBITDA multiples of 12.4x and 11.8x for calendar years 2023 and 2024, respectively and (b) the selected renewable independent power producers had observed mean EV/EBITDA multiples of 18.7x and 15.1x for

calendar years 2023 and 2024, respectively. Please disclose these selected publicly traded companies, including the selected nuclear focused companies and selected renewable independent power producers.

2. We also note your revised disclosure in response to prior comment 3 that AltC independently developed a preliminary and highly illustrative scenario analysis of future potential run-rate EBITDA generation for Oklo based on a potential range of powerhouses deployed in the future, and the value ascribed to Oklo in the October 24 Proposal compared favorably to AltC's analysis of potential run-rate EBITDA generation for Oklo, which implied EV/EBITDA multiples in the mid-single digits. Please disclose these EV/EBITDA multiples.

Executive Compensation
Oklo Executive Officer and Director Compensation, page 267

3. Please update your executive compensation disclosure to reflect the recently completed 2023 fiscal year. Refer to paragraphs (m) through (r) of Item 402 of Regulation S-K.

 Please contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at 202-551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Barbra J. Broudy